Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 11, 2008 with respect to the consolidated financial statements and schedule (which report expressed an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, on March 27, 2006, and the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on March 26, 2007) and with respect to internal control over financial reporting of Nathan’s Famous, Inc. and subsidiaries, included in the Annual Report on Form 10-K for the year ended March 30, 2008 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.

/s/ GRANT THORNTON LLP

Melville, New York
November 6, 2008